June 18, 2014
TSX – HNC

Hard Creek settles with CRA

(Vancouver, B.C.) – Mark Jarvis, President of Hard Creek Nickel Corp., announced today that the Company has received  $265,345.46 from the Canada Revenue Agency (CRA) in settlement of a long running dispute regarding B.C. Mineral Exploration Tax Credits (BCMETC) from Canadian Exploration Expenses (CEE) spent during the years 2003 – 2008.

“Our interpretation of the Act and of public guidelines issued by CRA was that the CEE we claimed was allowable, and we claimed $844,841 in BCMETC.” said Mr. Jarvis. “However, CRA disagreed. We ultimately made a business decision that it was in the best interests of our shareholders to settle and to renounce our rights to further appeal.”

About Hard Creek Nickel Corp.

Hard Creek Nickel’s core asset is the Turnagain Property in north central British

Columbia, Canada. The Turnagain Property hosts a large, open pittable nickel and cobalt in sulphides deposit which is the subject of a Preliminary Economic Assessment available at http://www.hardcreek.com/i/pdf/HNC-Turnagain-PA-Dec-5-Final.pdf. The property also hosts several PGE exploration targets.

On behalf of the Board of Directors,

“Mark Jarvis”

Mark Jarvis, President
Hard Creek Nickel Corporation

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia Street Vancouver, BC V6T 1K4 Tel (604) 681-2300 Fax (604) 681-2310 info@hardcreek.com www.hardcreeknickel.com